

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Peter Kuo
Chief Executive Officer
PTK Acquisition Corp.
4601 Wilshire Boulevard, Suite 240
Los Angeles, California 90010

> **Re: PTK Acquisition Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Filed April 24, 2020**
> **CIK 0001797099**

Dear Mr. Kuo:

We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment to Draft Registration Statement

Exhibits

1. Please file the Purchase Agreement with Primrose Development as an exhibit. We may have further comment upon our review.

Peter Kuo
PTK Acquisition Corp.
April 27, 2020
Page 2

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel J. Espinoza